GAMES ON DEMAND INTERNATIONAL, INC.
        950 South Pine Island Road, Suite 150A-106, Plantation, FL 33324
        ~~~   Tel: +954-727-8393   Fax: +954-727-8426


January 18, 2007

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC. 20549

Re:  Games On Demand International, Inc.
     Registration Statement on Form 10-SB
     Filed: April 25, 2005
     File Number: 000-51258
     _________________________________

Dear Mr. Reynolds:

      Pursuant to a meeting by the Board of Directors and with reference to Section 12(g) of the Securities Exchange Act of 1934, Games On Demand International, Inc. hereby withdraws its registration statement on Form 10-SB.

     The company, Games On Demand (Australia) Pty Ltd., for which Games On Demand International, Inc. was being prepared to merge, has filed for bankruptcy in Australia along with its founding principals. Consequently, the impending internet gaming business has been dissolved.

      In conformity with this action, the security holders and Board of Directors affirm the following: no shares were offered or sold pursuant to the registration statement made under file number 000-51258.

     The registrant is seeking an alternate business opportunity.

Yours truly



/s/ Paul Hines
President

                       INTERNATIONAL OFFICE
120 Eglinton Avenue East, Suite 500, Toronto, Ontario, Canada M4P 1E2
            Tel: +416-481-9333    Fax: +416-322-3129